BitFuFu Inc.

9 Temasek Boulevard

Suntec Tower 2, #13-01

Singapore 038989

May 22, 2025

VIA EDGAR

Ms. Kate Tillan

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BitFuFu Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2024

Filed on April 21, 2025 (File No. 001-41972)

Dear Ms. Kate Tillan and Mr. Mark Brunhofer,

This letter sets forth the Company’s responses to the comments contained in the letter dated May 14, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on April 21, 2025 (the “2024 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2024

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Digital assets, page F-11

1.	You disclose that you hold digital assets for long-term price appreciation and plan to sell them to support operations as needed and that you classify purchases and sales of digital assets for fiat currency as investing activities. During your earnings call for the fourth quarter of 2024 held on March 25, 2025 we note that you indicated that your general treasury policy is to sell a portion of your mined bitcoins on a daily basis to cover your electricity and hosting costs. Given your adoption of ASU 2023-08 on January 1, 2024, please tell us:

●	Your consideration for classifying proceeds from sales of your mined bitcoin to cover your electricity and hosting costs as operating activities under the guidance in ASC 230-10-45-27A. In your response, please clarify for us whether bitcoin sold to cover electricity and hosting costs is sold “nearly immediately” after acquisition, as that phrase is contemplated under ASC Topic 230-10-45-27A.

●	Your consideration for clarifying your general treasury policy in the Liquidity and Capital Resources disclosure of Item 5 and in your financial statement footnotes.

In response to the Staff’s comment, we respectfully clarify that we did not classify proceeds from sales of our mined bitcoin to cover the electricity and hosting costs as operating activities. This was because our mined bitcoins were not converted “nearly immediately” after acquisition into cash according to the guidance in ASC 230-10-45-27A. Instead, they were converted into cash at least three months after they were mined due to the first-in-first-out policy that we adopted for selling bitcoin. The first-in-first-out policy was not only applied to accounting treatment but was also reflected in the cold wallet’s settings: bitcoins mined by us were received and stored in the Company’s cold wallets. When the Company needs to transfer bitcoin from its cold wallet to one of its accounts at a crypto exchange for sale, on an as needed basis which can vary from time to time, those bitcoins that were first received and stored into the cold wallet will be transferred first by default settings of the cold wallet. In practice, the sold bitcoins were usually obtained by the Company several months ago.

We would also like to clarify our general treasury policy in the following details: we aim to hold as many bitcoins as possible for long-term price appreciation while selling a portion of them, on an as needed basis which can vary from time to time, to provide working capital for our operational needs. The reason we sell a portion of our bitcoin holding on a frequent basis is to avoid the situation that we may be forced to sell a big chunk of bitcoin to cover operation costs at an unfavorable market price for liquidity reasons. Our goal is to achieve an average selling price similar to the average market price over a certain period rather than betting on the spot rate hike of some particular date. On top of that, we strategically may apply additional approaches during high market volatilities. We may sell additional bitcoin following a rapid increase in the price of bitcoin or temporarily suspended bitcoin selling when the price declines to a point that we believe is unsustainable in the long run and the market price will recover or grow higher in the coming months. For instance, in the periods from mid-March to mid-April 2024, from mid-June to early September 2024 and from mid-November to the end of first quarter of 2025, we almost suspended bitcoin selling.

Further, we respectfully propose to revise the referenced disclosure as follows (page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure) in our future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 82:

……

The Company primarily holds digital assets, mainly bitcoins, for long-term price appreciation and plans to sell them to support operations as needed. Our treasury policy with regard to the sale of digital assets is a result of our assessment of the expected market price of the digital assets and our liquidity needs. In general, digital assets are converted to cash a few months after they are acquired based on first-in-first-out policy.

Page F-12:

The Company primarily holds digital assets, mainly bitcoins, for long-term price appreciation and plans to sell them to support operations as needed. Our treasury policy with regard to the sale of digital assets is a result of our assessment of the expected market price of the digital assets and our liquidity needs. In general, digital assets are converted to cash a few months after they are acquired based on first-in-first-out policy. Purchases and sales of digital assets for fiat currency are classified as investing activities in the Company’s consolidated cash flow statements.

Revenue recognition

Cloud mining solutions, page F-16

2.	We note your disclosure in the second bullet on page F-17 that you act as principal and record the sale of cloud-mining services gross, yet we note no indication in the description of costs of revenue on page F-20 that your costs include the portion of bitcoin mined and distributed to your customer. Please clarify for us whether you are principal in the sales of hash calculations to the mining pool. If so, tell us the basis for your accounting. If not, represent to us that in future filings, you will revise your disclosure to clarify that the principal relationship you previously discuss results in the gross up of your mining equipment costs and that you will specifically address the relationship between your customer and the mining pools they select.

In response to the Staff’s comment, we respectfully clarify that, in our cloud mining business, we do not sell hash calculation services to mining pools. Instead, we sell hash calculation services to our customers and generate revenue from the service fees the customers pay to us over the period of the contract. Our customers use the hash rate they purchased from us, connect the purchased hash rate to their designated mining pools and in return, earn their own revenue in the form of bitcoin rewards from these mining pools. We help customers connect and deliver the purchased hash rate to designated mining pools, and the control of this purchased hash rate is transferred to the customer at the same time of consumption. The mining pool operator distributes bitcoin outputs directly to the customer’s designated wallets. According to our agreement with customers, we are not responsible for the outputs from mining pools or the actions of the mining pool operators. In our cloud mining business, there is no contract, as identified by ASC 606, between us and the mining pools. We have no contractual rights or obligations regarding the bitcoins mined by customers using our cloud mining services and, therefore, do not recognize these bitcoins as either revenue or cost of revenue. Included within our cost of revenue for the cloud mining business are internal costs such as depreciation charges for self-owned mining equipment, platform technology fees and salaries, as well as external cost such as lease costs charged for third-party mining equipment, outsourcing fees, electricity costs, etc.

Further, we respectfully propose to revise the disclosure in the second bullet on page F-17 as follows (page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure) in our future Form 20-F filings (with additions underlined) to clarify the relationship between our customer and the mining pools they select, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page F-17:

●

Satisfaction of a performance obligation and revenue recognition: …… In accordance with the Company’s Agreement with its customers, the Company is not responsible for the output of the mining pool or the actions of mining pool operator. Actually, the customers select the mining pool at their own discretion. In addition, the Company does not have any explicit or implicit repurchase agreements with customers.

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the undersigned at calla.zhao@bitfufu.com or the Company’s U.S. counsel, Yang Ge of DLA Piper UK LLP at yang.ge@dlapiper.com.

Very truly yours,

/s/ Calla Zhao
Calla Zhao
Chief Financial Officer

cc:	Leo Lu, Chief Executive Officer and Chairman of the Board of Directors, BitFuFu Inc.

Yang Ge, Esq., Partner, DLA Piper UK LLP

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